

February 25, 2021

<u>Via E-mail</u>

Amos W. Barclay, Esq.
Holland & Hart LLP
1800 Broadway, Suite 300
Boulder, CO 80302

      Re: CNL Healthcare Properties, Inc.
              Amendment No. 1 to Schedule TO-T filed February 24, 2021 by Comrit
                   Investments 1, Limited Partnership and Comrit Investments Ltd.
              File No. 005-90567

Dear Mr. Barclay:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above and your response dated February 24, 2021. We have the comment set forth below.

<u>Amendment No. 1 to Schedule TO-T</u>
<u>General</u>

1. We note your response to prior comments 3 and 4, where you acknowledge that the offer commenced upon filing and the bidder relied upon the summary publication process set forth in Rule 14d-4(a)(2). Given that the notice of the offer was published in IBD the week after the filing of the Schedule TO, we believe that the bidder did not satisfy its obligation to disseminate the offer materials "[a]s soon as practicable on the date of commencement." See Rule 14d-2(c). Please ensure that offer materials are promptly disseminated to security holders in future offers and with respect to any material changes to the information published in connection with this offer.

*   *   *

     Please direct any questions to me at (202) 551-7951.

                            Sincerely,

                            <u>/s/ Joshua Shainess</u>

                            Joshua Shainess
                            Special Counsel
                            Office of Mergers and Acquisitions